Ms. A.N. Parker

Assistant Director

Office of Transportation and Leisure

United States Securities and Exchange Commission

Washington, D.C. 20549

May 24, 2017

Re:	United News International, Inc. (formerly NewsBeat Social, Inc.)

Post Qualification Amendment No. 1 to

Offering Statement on Form 1-A

File No. 024-10529

Ms. Parker:

On behalf of United News International, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 2 p.m., Eastern Time, on May 26, 2017, or as soon thereafter as is practicable.

Sincerely,

/s/ Stanley W. Fields

Chief Executive Officer

United News International, Inc.